Exhibit 2.4

Curaleaf Enhances Offer to Acquire Aurora Cannabis

Increases total implied consideration by 25% to US$5.00 per Aurora Share, representing a premium of 86% to Aurora’s Unaffected Share Price

Increases Cash consideration by 33% to US$1.00 per Aurora Share, which represents approximately 20% of the consideration mix

Increases Share Consideration to 0.4013 Curaleaf shares per Aurora Share and increases the Cap Price by 20% to US$6.00 per share

Enhanced proposal developed solely from publicly available information; Curaleaf remains committed to engaging with Aurora in a formal due diligence process and urges Aurora’s Board to engage in good faith discussions regarding the Enhanced Offer

Enhanced Offer continues to provide Aurora Shareholders with the opportunity to become owners of the premium global cannabis platform and participate in the significant long-term upside of the combined company

STAMFORD, Conn., October 5, 2026 -- Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) (“Curaleaf” or the “Company”), a leading international provider of consumer and medical cannabis products, today announced that it will file a Notice of Variation and Change to increase its offer (the “Enhanced Offer”) to acquire all of the issued and outstanding common shares (the “Aurora Shares”) of Aurora Cannabis Inc. (“Aurora”) for consideration consisting of subordinate voting shares of Curaleaf (the “Curaleaf Shares”) and cash.

Under the terms of the Enhanced Offer, Aurora shareholders would receive total implied consideration of US$5.00 per Aurora Share, comprised of 0.4013 Curaleaf Shares (the “Share Consideration”) plus US$1.00 cash (the “Cash Consideration”, and collectively with the Share Consideration, the “Amended Consideration”) based on Curaleaf’s U.S. dollar equivalent closing share price of C$14.21 (C$1.00 = US$0.7015) on October 2, 2026. Based on Aurora’s 30-day volume weighted average price (“VWAP”) of US$2.75 as of August 10, 2026 (the day before Curaleaf announced its intention to make its initial Offer (the “Unaffected Share Price”), the Enhanced Offer represents a premium of 86% to Aurora’s Unaffected Share Price. Excluding the value of the cash and cash equivalents that Aurora has on its balance sheet, including its subsequent equity issuances pursuant to its at-the-market (“ATM”) program issued during its fiscal first quarter, the Enhanced Offer represents a premium of 217% to the ex-cash Unaffected Share Price.

The Enhanced Offer will also increase the Offer’s maximum consideration per Aurora Share from US$5.00 to US$6.00 (the “Cap Price”). The Cap Price would represent a premium of 118% to Aurora’s Unaffected Share Price and a 295% premium to the ex-cash Unaffected Share Price.

Boris Jordan, Chairman of the Board and Chief Executive Officer of Curaleaf, stated:

“Over the past several weeks, we have met with a significant percentage of Aurora’s shareholder base, all of whom are supportive of the strategic rationale for the deal. This increased offer reflects careful consideration and shareholder input, demonstrating our continued commitment to reaching a successful outcome.

“Importantly, we are enhancing our proposal despite Aurora’s refusal to engage and provide access to customary due diligence. We view this as a significant good-faith step that demonstrates our conviction in the merits of a combination and the value creation opportunity it represents.

“We have demonstrated our willingness to act in the best interest of shareholders. While this is not how we would expect to engage in a sale process, we are prepared to act because we believe strongly in the value creation opportunity. Importantly, if Aurora is providing diligence access to other parties, shareholders deserve a fair and open process that includes Curaleaf.”

A combination of Curaleaf and Aurora would create the global cannabis leader, with operations across 17 countries, more than US$1.5 billion of last-twelve-month (“LTM”) revenue, nearly US$350 million of LTM Adjusted EBITDA and at least US$40 million of expected annual cost synergies. Aurora shareholders would retain exposure to Aurora’s international business while gaining ownership in Curaleaf's leading U.S. platform and future regulatory upside.

The combined company would be a larger, more diversified global cannabis platform with a pro forma market capitalization in excess of US$3 billion, with its scale, diversity and enhanced liquidity providing a significantly lower cost of capital than Aurora has today, providing Aurora shareholders with greater opportunities to capitalize on the global cannabis sector.

Curaleaf will be filing a Notice of Variation, Change and Extension (the “Notice of Variation and Change”) to its Offer to Purchase and Circular and related offer materials to reflect the Enhanced Offer with the applicable Canadian securities regulatory authorities and a new Registration Statement on Form F-80 with the U.S. Securities and Exchange Commission. The Notice of Variation and Change is expected to be filed promptly. Aurora shareholders and other interested parties can find additional information regarding Curaleaf’s Enhanced Offer, including materials and instructions on how to tender their shares, at grow.curaleaf.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Although we do not believe required, as a sign of our commitment to the Enhanced Offer, the Notice of Variation and Change will also include the pro forma financial statements that Aurora suggests should be provided. The Notice of Variation and Change will also extend the Expiry Time under the Offer from 5:00pm (Mountain Time) on December 1, 2026 to 11:59pm (Mountain Time) on December 4, 2026.

IMPORTANT INFORMATION

This document does not constitute an offer to buy or the solicitation of an offer to sell any securities. The Offer by Curaleaf to purchase all outstanding common shares of Aurora is made solely by the Offer to Purchase and Circular dated August 18, 2026, as amended by the Notice of Variation and Change and as may be further amended or supplemented.

SECURITY HOLDERS ARE URGED TO READ THE NOTICE OF VARIATION AND CHANGE AS WELL AS THE OFFER TO PURCHASE AND CIRCULAR, THE REGISTRATION STATEMENTS ON FORM F-80, THE TENDER OFFER STATEMENT ON SCHEDULE 14D-1F, AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Free copies are available at www.sedarplus.ca, www.sec.gov or by contacting the Information Agent, Carson Proxy Advisors, at 1-800-530-5189 (toll-free), 416-751-2066 (local/text), or info@carsonproxy.com.

NOTICE TO U.S. SHAREHOLDERS

The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that the subject company is located in a foreign country, and that some or all of its officers and directors are residents of a foreign country.

Investors should be aware that the bidder or its affiliates, directly or indirectly, may bid for or make purchases of the issuer's securities subject to the offer or of the issuer's related securities, or of the bidder's securities to be distributed or of the bidder's related securities, during the period of the tender offer, as permitted by applicable Canadian laws or provincial laws or regulations.

Curaleaf has filed with the SEC a Registration Statement on Form F-80 under the U.S. Securities Act of 1933 and a Tender Offer Statement on Schedule 14D-1F under the U.S. Securities Exchange Act of 1934 and will promptly be filing amendments to both to reflect the Enhanced Offer. The Offer is being conducted in accordance with Section 14(e) of the Exchange Act and Regulation 14E.

THE OFFER AND THE OFFEROR SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY U.S. STATE SECURITIES COMMISSION, NOR HAS ANY SUCH AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Curaleaf Shares to be issued under the Offer have not been registered or otherwise qualified for offer and sale in certain U.S. states where shareholders may reside. No offer is made in those states except to qualifying Exempt Institutional Investors as described in the Offer to Purchase and Circular.

FORWARD-LOOKING INFORMATION

This document contains "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of applicable U.S. securities laws. Such statements relate to, among other things, the expected benefits, timing, and effects of the Offer, the timing for filing of the Notice of Variation and Change, and anticipated synergies from a combination of Curaleaf and Aurora. Forward-looking statements can often be identified by words such as "believes," "expects," "anticipates," "may," "will," or similar expressions.

Actual results may differ materially due to risks including: changes in general economic conditions; failure to satisfy conditions to the Offer; failure to realize anticipated synergies; fluctuations in foreign exchange and interest rates; regulatory changes; and other risks described under "Risk Factors" in the Offer to Purchase and Circular. The safe harbor for forward-looking statements does not apply to statements made in connection with a tender offer. Security holders should not place undue reliance on forward-looking information. Curaleaf disclaims any obligation to update forward-looking information except as required by law.

AURORA INFORMATION

Information concerning Aurora herein is based solely on Aurora's publicly available filings and other public sources. Aurora has not reviewed this document. Neither Curaleaf nor its officers or directors assumes responsibility for the accuracy or completeness of such information.

ADDITIONAL INFORMATION

The disposition of Common Shares and the acquisition of Curaleaf shares may have U.S. and Canadian tax consequences; shareholders should consult their own tax advisors and review the tax disclosure contained in the Offer to Purchase and Circular which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

About Curaleaf Holdings

Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to enhance lives by cultivating, sharing and celebrating the power of the plant. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select, Grassroots, Find, Dark Heart, and Anthem provide industry-leading service, product selection and accessibility across the medical and adult use markets. Curaleaf International is powered by a strong presence in all stages of the supply chain. Its unique distribution network throughout Europe, Canada and Australasia brings together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Toronto Stock Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com.

Contacts

Media Contact

Kekst CNC

Kekst-Curaleaf@kekstcnc.com

Investor Contact

Curaleaf Holdings, Inc.

IR@curaleaf.com

Shareholder Contact

Carson Proxy Advisors

North American Toll Free Phone: 1-800-530-5189

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Email: info@carsonproxy.com

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